Crisp Salads

Profit and Loss

January - December 2022

	1-DIVISION	2-NOPO	3-HAPPY VALLEY	4-MODA	5-CORPORATE	TOTAL
Income						
4000 Sales						$0.00
4005 Food Sales	796,520.34	899,059.09	408,482.01	14,521.08		$2,118,582.52
4010 Beverage Sales	17,395.90	23,169.76	8,377.03			$48,942.69
4015 Retail Sales	243.18	347.21	214.23			$804.62
Total 4000 Sales	**814,159.42**	**922,576.06**	**417,073.27**	**14,521.08**		**$2,168,329.83**
4060 Consulting Income (deleted)	6,000.00	10,000.00				$16,000.00
4100 Uncategorized Income	508.73					$508.73
4200 Discounts	-13,513.19	-20,869.65	-18,889.66			$ -53,272.50
4205 Item Discounts	-9,903.82	-12,296.36	-12,869.18			$ -35,069.36
Total 4200 Discounts	**-23,417.01**	**-33,166.01**	**-31,758.84**			**$ -88,341.86**
Total Income	**$797,251.14**	**$899,410.05**	**$385,314.43**	**$14,521.08**	**$0.00**	**$2,096,496.70**
Cost of Goods Sold						
5000 Cost of Goods	279.94					$279.94
5 Food Delivery Fees (deleted)	98,474.75	83,993.85	27,914.53			$210,383.13
5001 Food Purchases	289,509.29	279,662.98	139,110.97			$708,283.24
5005 Beverage Purchases	28,997.93	1,806.85	354.85			$31,159.63
5015 Disposables			2,939.43			$2,939.43
Total 5000 Cost of Goods	**417,261.91**	**365,463.68**	**170,319.78**			**$953,045.37**
5056 Working Interviews (deleted)	40.00	147.00	189.00			$376.00
5100 Contollable Costs						$0.00
5101 To-Go Containers (deleted)	35,809.34	15,622.85	4,019.33			$55,451.52
5103 General Supplies (deleted)	11,243.11	11,761.37	328.04			$23,332.52
5107 Laundry (deleted)	4,167.51	5,588.52	3,139.34			$12,895.37
Total 5100 Contollable Costs	**51,219.96**	**32,972.74**	**7,486.71**			**$91,679.41**
Cost of Goods Sold						$0.00
5055 ERC Credit (deleted)	-90,425.85					$ -90,425.85
Total Cost of Goods Sold	**-90,425.85**					**$ -90,425.85**
Total Cost of Goods Sold	**$378,096.02**	**$398,583.42**	**$177,995.49**	**$0.00**	**$0.00**	**$954,674.93**
GROSS PROFIT	**$419,155.12**	**$500,826.63**	**$207,318.94**	**$14,521.08**	**$0.00**	**$1,141,821.77**
Expenses						
6300 DIRECT Labor						$0.00
6305 In Store	208,880.43	208,045.49	125,559.92	3,130.71		$545,616.55
6310 Management	34,084.86	119,198.24	0.00			$153,283.10
6330 Production Labor	18,981.45	35,825.78	22,537.80			$77,345.03
6335 Training	798.00	1,225.00	924.00			$2,947.00
Total 6300 DIRECT Labor	**262,744.74**	**364,294.51**	**149,021.72**	**3,130.71**		**$779,191.68**
6400 INDIRECT Labor						$0.00
6006 Casual Labor (deleted)	250.00					$250.00
6009 Employee Reimbursement (deleted)	1,120.05					$1,120.05
6401 Payroll - Taxes	30,234.72	49,510.19	19,519.09			$99,264.00
6405 Management Benefits	24,284.60	8,611.20				$32,895.80
6420 Mileage & Parking	0.00	3,720.00	0.00			$3,720.00
6440 Worker's Compensation	24.66	33.45	14.43			$72.54
Total 6400 INDIRECT Labor	**55,914.03**	**61,874.84**	**19,533.52**			**$137,322.39**

Crisp Salads

Profit and Loss

January - December 2022

	1-DIVISION	2-NOPO	3-HAPPY VALLEY	4-MODA	5-CORPORATE	TOTAL
6700 Controllable Expenses						$0.00
6717 Merchant Service Fees	17,362.41	20,397.27	10,200.85			$47,960.53
6731 Office Supplies	6,822.30	3,068.39	1,907.87	46.07		$11,844.63
6734 Repairs and Maintenance	7,828.38	2,414.62	2,855.20			$13,098.20
6739 Smallwares	1,042.89	296.90	1,026.94			$2,366.73
6741 Software Dues	1,273.15	1,090.86	1,100.14			$3,464.15
6743 Utilities		1,302.76				$1,302.76
6744 Phone	2,511.35	1,363.20	1,653.00			$5,527.55
6745 Electricity	8,648.98	5,775.57	4,086.20			$18,510.75
6747 Trash	89.00	89.00				$178.00
6748 Water	5,129.18					$5,129.18
6749 WiFi	2,681.76	311.63	3,934.62			$6,928.01
6750 Gas	3,478.07	711.27	2,627.84			$6,817.18
Total 6743 Utilities	22,538.34	9,553.43	12,301.66			$44,393.43
Total 6700 Controllable Expenses	56,867.47	36,821.47	29,392.66	46.07		$123,127.67
6800 Non-Controllable Expenses						$0.00
6806 Uniforms	2,229.95	575.28				$2,805.23
6810 Business Licenses and Permits	863.40	879.50	2.90			$1,745.80
6815 Equipment Rental	2,300.95	3,997.83	1,589.04			$7,887.82
6820 Rent Expense	55,722.27	63,711.99	55,287.92			$174,722.18
Total 6800 Non-Controllable Expenses	61,116.57	69,164.60	56,879.86			$187,161.03
6900 G&A Expenses						$0.00
6120 Taxes (deleted)						$0.00
6123 State Tax (deleted)	100.00	1,105.79				$1,205.79
6124 County Tax (deleted)	585.14		534.90			$1,120.04
Total 6120 Taxes (deleted)	685.14	1,105.79	534.90			$2,325.83
6707 Auto Expense	61.97	1,861.00	3.40			$1,926.37
6905 Bank Service Charges	2.40	290.00	30.00			$322.40
6910 Business Development		594.00				$594.00
6915 Charitable Donations	342.73	1,521.72	847.00			$2,711.45
6920 Dues and Memberships	9,926.87	5,003.17	1,999.17			$16,929.21
6950 Insurance Expense						$0.00
6955 General Liability Insurance	802.00	6,272.58	6,942.80			$14,017.38
Total 6950 Insurance Expense	802.00	6,272.58	6,942.80			$14,017.38
6970 Marketing	2,642.65	721.42	858.29			$4,222.36
6113 Digital (deleted)	4,854.59	120.00	1,535.52			$6,510.11
6971 Branding & Design	2,315.38	1,479.92	3,393.65			$7,188.95
6974 Social/Promo/Campaign	15,359.18		4,059.82			$19,419.00
Total 6970 Marketing	25,171.80	2,321.34	9,847.28			$37,340.42
6980 Meals & Entertainment	698.43	161.00	170.06			$1,029.49
6985 Payroll Fees	129.83	0.05	20.00			$149.88
6987 Professional Services						$0.00
6105 401K Management		1,010.00	810.00			$1,820.00
6988 Accounting	8,469.38					$8,469.38
6990 Consulting	8,565.58	1,166.67	4,887.67	1,080.00		$15,699.92
Total 6987 Professional Services	17,034.96	2,176.67	5,697.67	1,080.00		$25,989.30

Crisp Salads

Profit and Loss

January - December 2022

	1-DIVISION	2-NOPO	3-HAPPY VALLEY	4-MODA	5-CORPORATE	TOTAL
6996 Travel Expense	655.10	5,895.00	474.00	16.00		$7,040.10
Total 6900 G&A Expenses	55,511.23	27,202.32	26,566.28	1,096.00		$110,375.83
Total Expenses	$492,154.04	$559,357.74	$281,394.04	$4,272.78	$0.00	$1,337,178.60
NET OPERATING INCOME	$ -72,998.92	$ -58,531.11	$ -74,075.10	$10,248.30	$0.00	$ -195,356.83
Other Income						
7005 Interest Earned	4.34	0.11	0.06			$4.51
Total Other Income	$4.34	$0.11	$0.06	$0.00	$0.00	$4.51
Other Expenses						
7100 Interest Expense	48.99	878.77				$927.76
7105 Depreciation Expense					20,274.00	$20,274.00
7115 Amortization Expense					4,316.00	$4,316.00
Ask My Accountant	280.00					$280.00
Total Other Expenses	$328.99	$878.77	$0.00	$0.00	$24,590.00	$25,797.76
NET OTHER INCOME	$ -324.65	$ -878.66	$0.06	$0.00	$ -24,590.00	$ -25,793.25
NET INCOME	$ -73,323.57	$ -59,409.77	$ -74,075.04	$10,248.30	$ -24,590.00	$ -221,150.08

Crisp Salads

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash Drawer	0.00
1005 Division Checking - Unitus 22-0001 - Inactive	6,378.29
1006 Division Savings - Unitus 22-0000	5.01
1007 NoPo Checking - Unitus 47-0001	5,496.25
1008 NoPo Savings - Unitus 47-0000	5.00
1009 Happy Valley Checking - Unitus 73-0003	1,042.12
1010 Happy Valley Savings - Unitus 73-0000	5.00
1011 Oregon CU - [NoPo] SM Business Checking	3,157.97
1013 Oregon CU - [NoPo] Business Shares	53.26
1016 Unitus Bus Savings	105.00
Total Bank Accounts	**$16,247.90**
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1650 Pending Deposits	0.00
1652 Third Party/Catering Pending	0.00
1652.1 Toast	0.00
1652.2 DoorDash	0.00
1652.3 Uber Eats	0.00
1652.4 Grubhub	0.00
1652.5 Waiter.com	0.00
1652.8 EZ Cater	0.00
1652.9 Too Good to Go	0.00
Total 1652 Third Party/Catering Pending	**0.00**
1660 Security Deposits Asset	3,601.01
Total Other Current Assets	**$3,601.01**
Total Current Assets	**$19,848.91**
Fixed Assets	
1400 Computer Equipment (deleted)	15,482.48
1402 Restaurant Equipment Purchase (deleted)	21,856.15
1700 Accumulated Depreciation	-216,173.00
1710 Furniture and Equipment	131,298.95
1715 Leasehold Improvement	74,234.13
Total Fixed Assets	**$26,698.71**

Crisp Salads

Balance Sheet

As of December 31, 2022

	TOTAL
Other Assets	
1800 Accumulated Amortization - Sec 704	-31,650.00
1805 Startup Costs	44,739.54
Total 1800 Accumulated Amortization - Sec 704	**13,089.54**
1810 Goodwill - 704	20,000.00
Total Other Assets	**$33,089.54**
TOTAL ASSETS	**$79,637.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
2205 Accrued Payroll Liabilities	3,146.71
2215 Employee Tips Payable	0.00
2240 Gift Card Outstanding	18,957.34
Total Other Current Liabilities	**$22,104.05**
Total Current Liabilities	**$22,104.05**
Long-Term Liabilities	
2315 Loan Payable OCU 9001	12,900.83
2320 Loan Payable Dyes	
2321 Loan Payable Emma Dye	740.67
2322 Loan Payable Kirt Dye	55,320.49
Total 2320 Loan Payable Dyes	**56,061.16**
Total Long-Term Liabilities	**$68,961.99**
Total Liabilities	**$91,066.04**
Equity	
3000 Opening Balance Equity	0.00
3010 Owner Distributions	0.00
3015 Owner Contribution	165,561.89
3030 Retained Earnings	44,159.31
Net Income	-221,150.08
Total Equity	**$ -11,428.88**
TOTAL LIABILITIES AND EQUITY	**$79,637.16**

Crisp Salads

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-221,150.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1652 Third Party/Catering Pending	0.00
1652.1 Third Party/Catering Pending:Toast	0.00
1652.2 Third Party/Catering Pending:DoorDash	0.00
1652.3 Third Party/Catering Pending:Uber Eats	0.00
1652.4 Third Party/Catering Pending:Grubhub	0.00
1652.5 Third Party/Catering Pending:Waiter.com	0.00
1652.8 Third Party/Catering Pending:EZ Cater	0.00
1652.9 Third Party/Catering Pending:Too Good to Go	0.00
2150 ERC Recivable (deleted)	122,516.53
1800 Accumulated Amortization - Sec 704	4,316.00
2205 Accrued Payroll Liabilities	14,275.68
2215 Employee Tips Payable	-14,494.56
2240 Gift Card Outstanding	12,492.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**139,106.47**
Net cash provided by operating activities	**$ -82,043.61**
INVESTING ACTIVITIES	
1400 Computer Equipment (deleted)	-999.00
1402 Restaurant Equipment Purchase (deleted)	-4,076.03
1700 Accumulated Depreciation	20,274.00
1715 Leasehold Improvement	-6,280.00
Net cash provided by investing activities	**$8,918.97**
FINANCING ACTIVITIES	
2315 Loan Payable OCU 9001	12,900.83
2321 Loan Payable Dyes:Loan Payable Emma Dye	-410.40
2322 Loan Payable Dyes:Loan Payable Kirt Dye	-35,725.60
2350 OCU Equipment Loan - 9000 (deleted)	-24,040.17
3010 Owner Distributions	0.00
Net cash provided by financing activities	**$ -47,275.34**
NET CASH INCREASE FOR PERIOD	**$ -120,399.98**
Cash at beginning of period	136,647.88
CASH AT END OF PERIOD	**$16,247.90**